Exhibit 2

[Form of 10b5-1 Purchase Plan]

[FORM OF] STOCK PURCHASE PLAN

This Stock Purchase Plan (the “Purchase Plan”) is entered into on                    , by and between                    (“Broker”) and Busbar II, LLC (the “Company”) for the purchase of common units (the “Stock”) representing limited partner interests in American Midstream Partners, LP (“American Midstream”) issued by American Midstream complying with the provisions of Rule 10b5-1 (“Rule 10b5-1”) and Rule 10b-18 (“Rule 10b-18”) under the Securities Exchange Act of 1934 on a “not held” basis.

A)	Purchase Plan Requirements

1.	On any day on which the New York Stock Exchange is open for business and Broker is instructed to engage in stock purchasing efforts, pursuant to the written instructions in Appendix A, attached hereto, of this Purchase Plan, Broker will act as the Company’s exclusive agent to repurchase shares of Stock.

2.	Purchases made by Broker pursuant to this Purchase Plan shall be made in accordance with the Company’s written instructions in Appendix A, and shall be made at the prevailing market prices, pursuant to the limitations stated in Appendix A, in open-market transactions. Broker will use its best efforts to effect all open-market purchases pursuant to this Purchase Plan in accordance with the provisions of Rule 10b-18.

3.	Broker shall be entitled to a commission of per unit purchased.

B)	The Company’s Representations and Warranties

The Company makes the following representations and warranties, each of which shall continue while this Purchase Plan is in effect and will survive the termination of this Purchase Plan:

1.	At the time of the Company’s execution of this Purchase Plan, the Company is not aware of any material, non-public information with respect to American Midstream or the Stock. The Company is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, Rule 10b-18 or other applicable securities laws.

2.	Purchases of Stock under this Purchase Plan have been duly authorized by the Company and are not prohibited by any legal, regulatory or contractual restriction or undertaking binding on the Company. The Company will inform Broker as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Purchase Plan by Broker or the Company and of the occurrence of any event that would cause the Purchase Plan to be suspended or to end as contemplated in Section C and Section E.

3.	The Company agrees not to enter into or alter any corresponding or hedging transaction with respect to the Stock while this Purchase Plan remains in effect.

4.	If applicable, the Company agrees to provide Broker with all necessary information regarding the Company’s previous purchases, as may be required for Broker to calculate the Company’s volume limitations under Rule 10b-18.

5.	The Company agrees that it will not take any action that would cause any purchase of Stock under this Purchase Plan not to comply with Rule 10b-18 or any other applicable law.

6.	The Company agrees that it does not have authority, influence or control over any purchase of Stock effected by Broker pursuant to this Purchase Plan and will not attempt to exercise any such authority, influence or control. The Company agrees that it will not communicate any material non-public information relating to the Stock or the Company to any employee of Broker or its affiliates who is responsible for purchasing Stock, in accordance with this Purchase Plan and during the time this Purchase Plan is in effect.

7.	The Company acknowledges and agrees that the Purchase Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

8.	This Purchase Plan constitutes the Company’s legal, valid and binding obligation enforceable against the Company in accordance with its terms. There is no litigation, arbitration or other proceeding pending, or to the Company’s knowledge threatened, that would prevent or interfere with the Company’s purchase of Stock under this Purchase Plan.

C)	Suspension of Purchases

The Company acknowledges and agrees that Broker may suspend purchases under this Purchase Plan in the event that:

1.	Broker determines that it is prohibited from purchasing Stock by a legal, contractual or regulatory restriction applicable to it or its affiliates or to the Company and its affiliates (other than any such restriction relating to the Company’s possession or alleged possession of material nonpublic information about American Midstream or the Stock); or

2.	Broker determines, in its sole discretion that a market disruption has occurred, beyond the control of Broker that would materially interfere with Broker’s ability to carry out the terms of this Purchase Plan; or

3.	Trading in the Stock is halted or suspended.

If any purchases cannot be executed as required by this Purchase Plan due to any of the events specified in Paragraphs (1), (2) or (3) above, Broker shall effect such purchases as promptly as practicable after the cessation or termination of such disruption, applicable restriction or other event.

D)	Modification of this Purchase Plan

Any modification of this Purchase Plan by the Company will be made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1, and only with Broker’s written consent. In particular, the Company agrees that the Company will not modify or propose to modify this Purchase Plan at any time that the Company is aware of any material non-public information about the American Midstreamand/or the Stock and that the Company will be deemed to repeat its representations in Section B at the time of such modification. Termination of this Purchase Plan by the Company pursuant to Section E (1) (ii) shall not be deemed a modification of this Purchase Plan.

E)	Termination of this Purchase Plan

1.	This Purchase Plan will terminate upon the earliest of any of the following events:

i.	The satisfaction of the purchasing instructions specified in Appendix A, including without limitation the expiration of any applicable purchase period or the completion of any applicable maximum purchase amount;

ii.	The Company or the Company’s designee notifies Broker in writing, that this Purchase Plan is to be terminated;

iii.	Broker determines, in its sole discretion, that it is prohibited for any reason from engaging in purchasing activity as the Company’s agent under this Purchase Plan;

iv.	Broker becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to the Company or the taking of any corporate action by the Company to authorize or commence any of the foregoing;

v.	The Company or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Stock would be exchanged or converted into cash, securities or other property.

2.	Any transaction pending at the time Broker receives a notice referred to in Section D or E (1) (ii) shall be completed and Broker shall receive the commission set forth in Section A (3).

F)	Indemnification and Limitation on Liability

1.	The Company agrees to indemnify and hold harmless Broker (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney’s fees and costs) arising out of or attributable to: (a) any material breach by the Company of this Purchase Plan (including the Company’s representations and warranties), and (b) any violation by the Company of applicable laws or regulations. The Company will have no indemnification obligations in the case of gross negligence or willful misconduct of Broker or any other indemnified person. This indemnification will survive the termination of this Purchase Plan.

2.	Notwithstanding any other provision herein, neither Broker nor the Company will be liable for:

i.	Special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

ii.	Any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

3.	The Company acknowledges and agrees that Broker has not provided the Company with any tax, accounting or legal advice with respect to this Purchase Plan, including whether the Company would be entitled to any of the affirmative defenses under Rule 10b5-1.

G)	Governing Law

This Purchase Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State’s conflict of laws rules.

H)	Entire Agreement

This Purchase Plan (including any annexes, exhibits, or appendices) along with the agreement letter dated            (“Agreement Letter”) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral. In the event of a conflict between the terms and conditions of this Purchase Plan and the terms and conditions of the Agreement Letter, the terms and conditions of this Purchase Plan shall govern.

I)	Assignment

This Purchase Plan and each party’s rights and obligations hereunder may not be assigned or delegated without the written permission of the other party and shall inure to the benefit of each party’s successors and permitted assigns, whether by merger, consolidation or otherwise.

J)	Notices

All required notifications to Broker under this Purchase Plan shall be made in writing, sent via facsimile and confirmed by telephone to the Special Equity Transactions Group, fax number (646) 291-3270, telephone number (877) 531-8365.

All required notifications to the Company under this Purchase Plan shall be made in writing, sent via facsimile, and confirmed by telephone to                    , fax number                    , telephone number                    .

K)	Counterparts

This Purchase Plan may be executed in two or more counterparts and by facsimile signature.

IN WITNESS WHEREOF, the undersigned have executed this Purchase Plan as of the date first written above.

Busbar II, LLC	[Broker]

By:	By:
Name:	Name:
Title:	Title:

APPENDIX A

Purchase Period:

Plan Dollar Cap:

The total capital commitment is for

Purchased on volume weighted basis, not more the                    of daily volume.

Share Price	Capital available

Daily Share Cap:

Maximum Purchase Price: